EnCana requests “time out” in regulatory process for
Deep Panuke natural gas project

Comprehensive project review underway

HALIFAX, Nova Scotia; CALGARY, Alberta, (February 14, 2003) — EnCana Corporation (TSX & NYSE: ECA) has initiated a comprehensive review of its Deep Panuke natural gas project in order to strengthen anticipated project economics. To facilitate this review, EnCana has asked federal and provincial regulators for a “time out” in the regulatory approval process.

“Many things have changed since we first designed the Deep Panuke project. The East Coast natural gas industry is young and evolving, with promising new opportunities emerging such as the potential to utilize existing transportation capacity on the established pipeline and to serve expanding gas markets. We want to capitalize on all possible opportunities by examining every aspect of the project to improve its fundamental economics,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “As well, it is important to note that successful advancement of the project continues to require the clear support and commitment of all key stakeholders.”

“We believe that the people of Nova Scotia understand the huge contribution that EnCana has already made to jobs and economic benefits and that offshore developments are by their very nature higher cost and higher risk. The Deep Panuke project will require all stakeholders to work together to find ways to help ensure its feasibility and recognize its substantial positive impact on the region,” Morgan said.

EnCana has concerns that the initial development plan may not be the most appropriate fit for the current state of gas development in the region. Discovery of known reserves from the offshore Nova Scotia basin is comparatively modest to date, but exploration is at a relatively early stage. Long term commitments to expanded transportation infrastructure depend upon future exploration success of EnCana and several other companies with numerous promising exploration prospects to drill. In addition, EnCana has recently entered into a conditional term sheet concerning the supply of part of Deep Panuke’s production to a project in Prince Edward Island. This delay will allow a more complete examination of overall market options in the Maritime region.

“This pause in the process also provides industry with extra time to discover more commercial reserves. We have additional exploration drilling planned this year for the Scotian Shelf. Deep Panuke is an important anchor to future development projects; however, its economic risk is increased by the stand-alone nature of the infrastructure required to produce, process and transport the gas to market. We are looking to make Deep Panuke a better project, one that provides strong, sustainable financial returns over a longer period of time. The project at this juncture of the regulatory process would provide an insufficient risk-adjusted return in the context of EnCana’s other investment opportunities,” Morgan said.

EnCana has requested an adjournment of the regulatory approval process from the Canada-Nova Scotia Offshore Petroleum Board and the National Energy Board. EnCana expects to be able to update the regulators as to the progress on enhancements to the Deep Panuke project by the end of 2003.

“EnCana’s previously stated target of an average 10 percent per share production growth remains unchanged as Deep Panuke gas volumes were not included in our internal plans until after 2006. The strong potential of EnCana’s Western Canadian and U.S. Rockies resource plays on existing lands gives us the confidence to achieve this target. And our major offshore projects, including Buzzard in the U.K. central North Sea, Tahiti in the Gulf of Mexico and a revitalized Deep Panuke, hold the potential for substantial growth after that,” Morgan said.

CONFERENCE CALL TODAY:

EnCana will host a conference call today, Friday, February 14, 2003, starting at 8:30 a.m. Mountain Time (11:30 a.m. Atlantic Time) to discuss its Deep Panuke natural gas project.

To participate, please dial 416-640-1907 approximately 10 minutes prior to the call and request the EnCana conference call. An archived recording of the call will be available from approximately midnight on February 14, 2003 until February 21, 2003 by dialing 416-640-1917 and entering pass code 238548#.

A live audio Web cast of the conference call will also be available either via EnCana’s Web site,www.encana.com, under Investor Relations or via Canada NewsWire at the following address: http://webevents.broadcast.com/cnw/encana20030214.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s focus on its premium growth, high return opportunities, EnCana’s performance and returns, targeted growth including per share production growth, the achievement of forecasted gas and oil sales levels, the potential success of the Deep Panuke project and the expected rates of return from that project, the potential of EnCana’s Western Canadian and U.S. Rockies resource plays, the potential growth from major offshore projects and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747